

Johnson Matthey


03024771

July 17, 2003

Robert M. Talley
Vice President, General Counsel
and Secretary

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3400 0005 5446 4174

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL 23 2003
WASH, D.C. 181 SECTION

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Notification of Major Interests In Shares	**15 July 2003**
Board Appointments and Succession at Johnson Matthey	**16 July 2003**
Chairman's Statement at Johnson Matthey's AGM	**16 July 2003**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosure
cc: S. A. Farrant (w/o enclosures)
O:\LG\S\SEC\SEC071703.DOC

7/24

NORTH AMERICAN CORPORATE
460 East Swedesford Road, Wayne PA 19087-1880 TEL: (610) 971-3131, FAX: (610) 971-3022

communicate RNS



Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Major interests in shares
Released	09:06 15 Jul 2003
Number	5521N

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Name of shareholder having a major interest:**
   Fidelity Investments

2. **Person with holding**
   As in 1 above

3. **Name of registered holder**

5. **Number of shares/amount of stock acquired**


SEC MAIL PROCESSING
RECEIVED
JUL 23 2003
WASH. D.C. 181 SECTION

6. **Percentage of issued class**

7. **Number of shares/amount of stock disposed**

8. **Percentage of issued class**
   n/a

9. **Class of security**
   Ordinary £1 shares

10. **Date of transactions**
    Not known

11. **Date company informed**
    11 July 2003

12. **Total holding following this notification**
    n/a

13. **Total percentage holding of issued class following this notification**
    less than 3%

14. **Any additional information**

15. **Name of contact and telephone number for queries**
    Brigid Conway 029 7269 8461

16. **Name of authorised company official responsible for making this notification**

Brigid Conway

Date of this notification: 14 July 2003

END

Company website

Close

◂ Back / Next ▸





Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Directorate Change
Released	12:30 16 Jul 2003
Number	6127N

For release at 12.30 pm Wednesday 16th July 2003

Board Appointments and Succession at Johnson Matthey

The Board of Johnson Matthey Plc announces a number of changes to its Board and succession planning for the position of Group Chief Executive.

From 1st August 2003, Pelham Hawker, Division Director Environmental Catalysts and Technologies, and Larry Pentz, Division Director Process Catalysts and Technologies will join the Board as executive directors.

The Board has also been considering succession planning at the most senior level. Chris Clark continues as Chief Executive until the completion of the Company's Annual General Meeting in July 2004. He will then be succeeded by Neil Carson, currently Executive Director, Catalysts and Precious Metals.

Commenting on these changes, Michael Miles, Chairman of Johnson Matthey said:

"Chris Clark has made and continues to make an outstanding contribution to Johnson Matthey. With 41

years' service, including five as Chief Executive, Chris has overseen the evolution of the business into a world-leading speciality chemicals group. We are delighted that he will continue in his role until July 2004 when he will hand over to Neil Carson. Neil has 23 years of experience of working at Johnson Matthey and will make an excellent successor to Chris.

"We also welcome Pelham Hawker and Larry Pentz to the Board. Both have made important contributions to recent developments at Johnson Matthey. Pelham has overseen a period of strong growth and technological change in our autocatalyst business. Larry has undertaken a leading role in the successful integration of Synetix since its acquisition from ICI. Both will make valuable additions to the Board.

"We are particularly pleased that all three of the appointments we are announcing today have been made internally"

Enquiries:

Ian Godwin	Group Corporate Communications Manager	020 7269 8410
Howard Lee	Gavin Anderson & Co	020 7554 1400

Notes to Editors

Chris Clark joined Johnson Matthey in 1962 and was appointed to the Board in March 1990 before becoming Chief Executive in June 1998. During his extensive career with the Company, Chris has been responsible at a senior management level for developments across all of the Company's businesses. Now aged 61, he began his tenure as Chief Executive by undertaking a major strategic review of the Group and has subsequently overseen the transformation of Johnson Matthey into the highly successful speciality chemicals company it is today. He is a non-executive director of Rexam plc and FKI PLC.

Neil Carson, aged 46, has a BSc in Engineering and joined Johnson Matthey in 1980. He was

appointed Division Director, Catalytic Systems in 1997 after having held senior management positions in the Precious Metals Division as well as Catalytic Systems in both the UK and US. Neil was appointed Managing Director, Catalysts & Chemicals in August 1999 and additionally assumed board level responsibility for Precious Metals Division in August 2002. He is a non-executive director of Avon Rubber plc.

Pelham Hawker, aged 50, has a PhD in inorganic chemistry and joined Johnson Matthey as an R&D Manager in 1985. He subsequently went on to be Managing Director of Autocatalyst Europe before being made Division Director, Environmental Catalysts and Technologies in January 2001.

Larry Pentz, aged 48, is a US citizen and has a Bachelor of Science in Chemical Engineering. He has been with Johnson Matthey for 19 years and has held senior management positions in several parts of the Catalysts Division. He was appointed Division Director, Process Catalysts and Technologies in January 2001.

END

Company website

Close

Back / Next





Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	AGM Statement
Released	12:30 16 Jul 2003
Number	6136N

For release at 12.30pm on Wednesday 16th July 2003

Chairman's Statement
At Johnson Matthey's AGM

Commenting on current trading at today's Annual General Meeting, Michael Miles, Chairman of Johnson Matthey, said:

"Johnson Matthey has made an encouraging start to the new financial year with first quarter earnings before exceptional items and goodwill amortisation ahead of last year despite the impact of lower palladium and rhodium prices and the weaker US dollar.

Last year's results have been restated for FRS 17, the new accounting standard for pensions, which Johnson Matthey has adopted for the current financial year. The impact of the new standard on the results for last year is set out in detail in the Annual Report.

Catalysts Division achieved strong growth in operating profit in the first quarter with Process Catalysts and Technologies benefiting from a good contribution from the former Synetix businesses acquired from ICI last November. Environmental Catalysts and Technologies profits were also up with strong demand in Asia. We have been encouraged by the increased level of governmental support for fuel cells, driven mainly by their potential to reduce global warming and increase energy security. The European Union, Japanese, US and Chinese governments have recently made very positive policy initiatives in this area and the UK is due to publish its vision for fuel cells later this summer.

Precious Metals Division's profits were below last year reflecting much lower average prices for palladium and rhodium and the continuation of subdued trading conditions for those metals. The platinum price continues to be firm with the SARS outbreak in China only having a limited impact on

overall demand.

Colours & Coatings Division was ahead of last year despite weaker demand from European tile makers. Other parts of the division have started the year well with our Glass business achieving good growth and Speciality Coatings continuing to benefit from last year's rationalisation programme.

Pharmaceutical Materials Division achieved good growth in the quarter led by a strong performance at the group's US business in West Deptford, New Jersey. Good progress is also being made there towards the manufacture of morphine and codeine in the US.

Looking forward to the half year we would expect to see continued good growth in operating profit for the group, despite weak demand in some of our end markets and the impact of the fall of the US dollar. However, the group's net interest charge for the half year will also show a significant increase, partly as a result of higher average borrowings following the acquisition of Synetix, but also as a consequence of the change to FRS 17 and the reduction in the pension fund surplus at 31 March 2003. Overall we are confident that the group will achieve continued growth in earnings before exceptional items and goodwill amortisation in the half year.

The long-term prospects for Johnson Matthey remain very encouraging. We are continuing to invest in R & D and new facilities to take full advantage of the growth opportunities in Catalysts and Pharmaceutical Materials."

Enquiries:

Chris Clark, Chief Executive	020 7269 8435
John Sheldrick, Group Finance Director	020 7269 8438
Ian Godwin, Group Corporate Communications Manager	020 7269 8410
Howard Lee, Gavin Anderson & Co	020 7554 1400

END

Company website

Close

Next ▸

